Exhibit 4.18

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

B. Riley Financial, Inc. has nine classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(1)	our common stock, par value $0.0001 per share (“Common Stock”);
(2)	our depositary shares (each representing a 1/1000th interest in a 6.875% Series A Cumulative Perpetual Preferred Stock, par value $0.0001 per share) (the “Depositary Shares”);
(3)	our 7.25% Senior Notes due 2027 (the “7.25% 2027 Notes”);
(4)	our 7.50% Senior Notes due 2027 (the “7.50% 2027 Notes”);
(5)	our 7.375% Senior Notes due 2023 (the “7.375% 2023 Notes”);
(6)	our 6.875% Senior Notes due 2023 (the “6.875% 2023 Notes”);
(7)	our 6.75% Senior Notes due 2024 (the “2024 Notes”);
(8)	our 6.375% Senior Notes due 2025 (the “2025 Notes”); and
(9)	our 6.50% Senior Notes due 2026 (the “2026 Notes” and, together with the 7.25% 2027 Notes, the 7.50% 2027 Notes, the 7.375% 2023 Notes, the 6.875% 2023 Notes, the 2024 Notes and the 2025 Notes, the “Notes”).

This description does not purport to be complete and is qualified in its entirety by reference to the full text of our (i) Amended and Restated Certificate of Incorporation, as amended (“Certificate of Incorporation”); (ii) Amended and Restated Bylaws, as amended (“Bylaws”); (iii) Certificate of Designation designating the 6.875% Series A Cumulative Perpetual Preferred Stock (“Certificate of Designation”); (iv) Deposit Agreement (as defined below); (v) 2016 Indenture (as defined below); and (vi) 2019 Indenture (as defined below) (clauses (i) – (vi) together, the “Documents”). We encourage you to read the Documents and the applicable provisions of the Delaware General Corporation Law for additional information.

References herein to “the Company,” “we,” “us” or “our” refer to B. Riley Financial, Inc. and not to any of its subsidiaries

Description of Common Stock

Authorized	Our Certificate of Incorporation provides that we are authorized to issue 101,000,000 shares of capital stock. Our authorized capital stock is comprised of 100,000,000 shares of Common Stock.

Ranking	Our Common Stock ranks junior to any future issuances of preferred stock and the Notes and any future senior securities that we may establish and issue from time to time, with respect to the payments of distributions and amounts, and rights to payment upon liquidation, dissolution and winding up.

Dividends	Subject to preferences that may apply to any then outstanding shares of preferred stock, the holders of outstanding shares of our Common Stock are entitled to receive dividends out of assets legally available for distribution at the times and in the amounts, if any, that our board of directors (the “Board”) may determine from time to time.

Liquidation	In the event of our liquidation, dissolution or winding up, subject to the rights of each series of our preferred stock, which may, from time to time come into existence, holders of our Common Stock are entitled to share ratably in all of our assets remaining after we pay our liabilities.

Voting Rights	The holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Except as otherwise provided by law, our Certificate of Incorporation, our Bylaws or the rules and regulations of any stock exchange applicable to us or pursuant to any other regulation applicable to us or our stockholders, at each meeting of stockholders at which a quorum is present, all corporate actions to be taken by vote of the stockholders shall be authorized by the affirmative vote of the holders of a majority in voting power of the stock present in person or represented by proxy and entitled to vote on the subject matter, and where a separate vote by class or series is required, if a quorum of such class or series is present, such act shall be authorized by the affirmative vote of the holders of a majority in voting power of the stock of such class or series present in person or represented by proxy and entitled to vote on the subject matter.

Nominee for director shall be elected to the Board if a majority of the votes cast are in favor of such nominee’s election; provided, however, that, if the number of nominees for director exceeds the number of directors to be elected, directors shall be elected by a plurality of the votes of the shares represented in person or by proxy at any meeting of stockholders held to elect directors and entitled to vote on such election of directors. For purposes of this bylaw, a majority of votes cast shall mean that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election (with “abstentions” and “broker nonvotes” not counted as a vote cast either “for” or “against” that director’s election). In the event that a director nominee fails to receive an affirmative majority of the votes cast in an election where the number of nominees is less than or equal to the number of directors to be elected, the Board, within its powers, may take any appropriate action, including decreasing the number of directors or filling a vacancy.

Listing	Our Common Stock is listed on the Nasdaq Global Market (“NASDAQ”) under the symbol “RILY.”

Transfer Agent	The transfer agent, registrar and dividend disbursing agent for our Common Stock is Continental Stock Transfer and Trust Company.

Description of the Depositary Shares and Series A Preferred Stock

The following is a summary of the material terms and provisions of the Series A Preferred Stock and the Depositary Shares. The statements below describing our Series A Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our Certificate of Incorporation, Certificate of Designation, Bylaws and our Deposit Agreement, dated October 7, 2019, among the Company, Continental Stock Transfer & Trust Company, as Depositary, and the holders of depositary receipts (the “Deposit Agreement”).

Ranking	The 6.875% Series A Cumulative Perpetual Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”) underlying the Depositary Shares will rank, as to dividend rights and rights upon our liquidation, dissolution or winding up:

(1) Senior to all classes or series of our Common Stock and to all other equity securities issued by us other than any equity securities issued by us with terms specifically providing that those equity securities rank on a parity with the Series A Preferred Stock;

(2) Junior to all equity securities issued by us with terms specifically providing that those equity securities rank senior to the Series A Preferred Stock with respect to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up; and

(3) Effectively junior to all our existing and future indebtedness (including indebtedness convertible into our Common Stock or preferred stock) and to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) our existing or future subsidiaries.

Dividends	We will pay cumulative cash dividends on the Series A Preferred Stock, when and as declared by our Board, at the rate of 6.875% of the $25,000.00 liquidation preference ($25.00 per depositary share) per year (equivalent to $1,718.75 or $1.71875 per depositary share).

Dividends will be payable quarterly in arrears, on or about the last day of January, April, July and October; provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day, and no interest, additional dividends or other sums will accumulate. Dividends will accumulate and be cumulative from, and including, the date of original issuance. Dividends on the Series A Preferred Stock underlying the Depositary Shares will continue to accumulate whether or not (i) any of our agreements prohibit the current payment of dividends, (ii) we have earnings or funds legally available to pay the dividends, or (iii) our Board does not declare the payment of the dividends.

Liquidation Preference	The liquidation preference of each share of Series A Preferred Stock is $25,000.00 ($25.00 per depositary share). Upon liquidation, Series A preferred shareholders will be entitled to receive the liquidation preference with respect to their shares of Series A Preferred Stock plus an amount equal to accumulated but unpaid dividends with respect to such shares.

Optional Redemption

We may not redeem the Series A Preferred Stock underlying the Depositary Shares prior to October 7, 2024, except as described below under “Special Optional Redemption.” At any time on or after October 7, 2024, we may, at our option, redeem the Series A Preferred Stock, in whole or from time to time in part, by paying $25,000.00 per share (equivalent to $25.00 per depositary share), plus any accumulated and unpaid dividends to, but not including, the date of redemption, and the depositary will redeem a proportional number of Depositary Shares representing the shares redeemed. We refer to this redemption as an “optional redemption.”

Special Optional Redemption	Upon the occurrence of a Delisting Event (as defined below), we may, at our option, redeem the Series A preferred stock, in whole or in part, within 90 days after the first date on which such Delisting Event occurred, for cash, at a redemption price of $25,000.00 per share (equivalent to $25.00 per depositary share), plus any accrued and unpaid dividends to, but not including, the date of redemption, and the depositary will redeem a proportional number of Depositary Shares representing the shares redeemed.

A “Delisting Event” occurs when, after the original issuance of Series A Preferred Stock, both (i) the shares of Series A Preferred Stock (or the Depositary Shares) are no longer listed on the New York Stock Exchange (the “NYSE”), the NYSE American LLC (“NYSE AMER”) or the Nasdaq Stock Market LLC (“NASDAQ Exchange”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE AMER or NASDAQ Exchange, and (ii) we are not subject to the reporting requirements of the Exchange Act, but any Series A Preferred Stock is still outstanding.

Upon the occurrence of a Change of Control (as defined below), we may, at our option, redeem the Series A Preferred Stock underlying the Depositary Shares, in whole or in part within 120 days after the first date on which such Change of Control occurred, for cash, at a redemption price of $25,000.00 per share (equivalent to $25.00 per depositary share), plus any accrued and unpaid dividends to, but not including, the date of redemption, and the depositary will redeem a proportional number of Depositary Shares representing the shares redeemed.

A “Change of Control” occurs when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

● the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of our company entitling that person to exercise more than 50% of the total voting power of all shares of our company entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

● following the closing of any transaction referred to in the bullet point above, neither we nor any acquiring or surviving entity (or if, in connection with such transaction shares of our Common Stock are converted into or exchanged for (in whole or in part) common equity securities of another entity), has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE AMER or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE AMER or NASDAQ.

We refer to redemption following a Delisting Event or Change of Control as a “special optional redemption.” If, prior to the Delisting Event Conversion Date or the Change of Control Conversion Date, as applicable, we have provided or provide notice of exercise of any of our redemption rights relating to the Series A Preferred Stock (whether our optional redemption right or our special optional redemption right), the holders of Depositary Shares representing interests in the Series A Preferred Stock will not have the conversion right described below.

Conversion Rights	Upon the occurrence of a Delisting Event or a Change of Control, as applicable, each holder of Depositary Shares representing interests in the Series A Preferred Stock will have the right (unless, prior to the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, we have provided or provide notice of our election to redeem the Series A Preferred Stock) to direct the depositary, on such holder’s behalf, to convert some or all of the Series A Preferred Stock underlying the Depositary Shares held by such holder on the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable into a number of shares of our Common Stock (or equivalent value of alternative consideration) per depositary share equal to the lesser of:

● the quotient obtained by dividing (1) the sum of the $25.00 per depositary share liquidation preference plus the amount of any accumulated and unpaid dividends to, but not including, the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable (unless the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (2) the Common Stock Price (as defined herein); and

● 2.176 (i.e., the Share Cap), subject to certain adjustments;

and subject, in each case, to certain conditions, including, under specified circumstances, an aggregate cap on the total number of shares of our Common Stock issuable upon conversion and to provisions for the receipt of alternative consideration.

If, prior to the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, we have provided or provide a redemption notice, whether pursuant to our special optional redemption right or our optional redemption right, holders of Depositary Shares representing interests in the Series A Preferred Stock will not have any right to direct the depositary to convert the Series A Preferred Stock, and any Series A Preferred Stock subsequently selected for redemption that has been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable.

Because each depositary share represents a 1/1000th interest in a share of the Series A Preferred Stock, the number of shares of Common Stock ultimately received for each depositary share will be equal to the number of shares of Common Stock received upon conversion of each share of Series A Preferred Stock divided by 1000. In the event that the conversion would result in the issuance of fractional shares of Common Stock, we will pay the holder of Depositary Shares cash in lieu of such fractional shares.

Except as provided above in connection with a Delisting Event or Change of Control, shares of the Series A Preferred Stock are not convertible into or exchangeable for any other securities or property.

No Maturity, Sinking Fund or Mandatory Redemption	The Series A Preferred Stock underlying the Depositary Shares does not have any stated maturity date and is not subject to mandatory redemption at the option of the holder or any sinking fund. We are not required to set aside funds to redeem the Series A Preferred Stock. Accordingly, the Series A Preferred Stock and Depositary Shares will remain outstanding indefinitely unless we decide to redeem them pursuant to our optional redemption or special optional redemption rights, or they are converted in connection with a Delisting Event or Change of Control.

Limited Voting Rights	Holders of the Depositary Shares representing interests in the Series A Preferred Stock generally will have no voting rights. However, if we do not pay dividends on any outstanding shares of Series A Preferred Stock for six or more quarterly dividend periods (whether or not declared or consecutive), holders of Depositary Shares representing interests in the Series A Preferred Stock (voting separately as a class with all other outstanding series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect two additional directors to our Board to serve until all unpaid dividends have been fully paid or declared and set apart for payment. In addition, certain material and adverse changes to the terms of the Series A Preferred Stock cannot be made without the affirmative vote of holders of at least 66 2/3% of the outstanding shares of Series A Preferred Stock, voting as a separate class. In any matter in which the Series A Preferred Stock may vote, each share of Series A Preferred Stock shall be entitled to one vote. As a result, each depositary share will be entitled to 1/1000th of a vote.

Listing	Our Depositary Shares are listed on NASDAQ under the symbol “RILYP.”

Form	The Depositary Shares will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company, except under limited circumstances.

Depositary	Continental Stock Transfer and Trust Company.

Description of the Notes

The following is a summary of the material terms and provisions of the Notes. The statements below describing our Notes are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the 2016 Indenture or 2019 Indenture, as applicable.

The description of the 7.375% 2023 Notes, 6.875% 2023 Notes, 7.50% 2027 Note and, 7.25% 2027 Notes are subject to and qualified in their entirety by reference to our Indenture dated as of November 2, 2016, as supplemented by the First Supplemental Indenture dated November 2, 2016, the Second Supplemental Indenture dated as of May 31, 2017, the Third Supplemental Indenture dated as of December 13, 2017, the Fourth Supplemental Indenture dated as of May 17, 2018 and the Fifth Supplemental Indenture dated as of September 11, 2018, which we refer to collectively as the “2016 Indenture,” between the Company and U.S. Bank National Association, trustee.

The 2024 Notes, 2025 Notes and the 2026 Notes are subject to and qualified in their entirety by reference to our Indenture dated as of May 7, 2019, as supplemented by the First Supplemental Indenture dated May 7, 2019, the Second Supplemental Indenture dated as of September 23, 2019 and the Third Supplemental Indenture dated as of February 12, 2020, which we refer to collectively as the “2019 Indenture,” between the Company and The Bank of New York Mellon Trust Company, N.A., trustee.

We use the term “indentures” to refer collectively to the 2016 Indenture and the 2019 Indenture. We use the term “trustee” to refer to U.S. Bank National Association, as trustee, under the 2016 Indenture, and The Bank of New York Mellon Trust Company, N.A., as trustee, under the 2019 Indenture, as applicable.

Maturity	The 7.375% 2023 Notes will mature on May 31, 2023, the 6.875% 2023 Notes will mature on September 30, 2023, the 2024 Notes will mature on May 31, 2024, the 2025 Notes will mature on February 28, 2025, the 2026 Notes will mature on September 30, 2026, the 7.50% 2027 Notes will mature on May 31, 2027, and the 7.25% 2027 Notes will mature on December 31, 2027, each unless redeemed prior to maturity.

Interest Rate and Payment Dates	7.375% interest per annum on the principal amount of the 7.375% 2023 Notes, 6.875% interest per annum on the principal amount of the 6.875% 2023 Notes, 6.75% interest per annum on the principal amount of the 2024 Notes, 6.375% interest per annum on the principal amount of the 2025 Notes, 6.50% interest per annum on the principal amount of the 2026 Notes, 7.50% interest per annum on the principal amount of the 7.50% 2027 Notes and 7.25% interest per annum on the principal amount of the 7.25% 2027 Notes, will accrue from the most recent interest payment date immediately preceding the date of issuance of the 7.375% 2023 Notes, 6.875% 2023 Notes, 2024 Notes, 2025 Notes, 2026 Notes, 7.50% 2027 Notes and 7.25% 2027 Notes, respectively, except that Notes purchased after the record dates noted below, but prior to the interest payment date immediately following such record date (or if settlement of a purchase of Notes otherwise occurs after such record date but prior to the interest payment date immediately following such record date), such Notes will not begin to accrue interest until the interest payment date immediately following such record date. Interest will be paid quarterly in arrears on January 31, April 30, July 31 and October 31 of each year. The interest payable on each interest payment date will be paid only to holders of record of the Notes at the close of business on January 15, April 15, July 15 and October 15 of each year, as the case may be, immediately preceding the applicable interest payment date. As a general matter, holders of the Notes will not be entitled to receive any payments of principal on the Notes prior to the stated maturity date.

Guarantors	None.

Ranking	The Notes will be our senior unsecured obligations and will rank equal in right of payment with all of our existing and future senior unsecured and unsubordinated indebtedness. The Notes will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. The Notes will be structurally subordinated to all existing and future indebtedness (including trade payables) of our subsidiaries.

The indentures governing the Notes do not limit the amount of indebtedness that we or our subsidiaries may incur or whether any such indebtedness can be secured by our assets.

Optional Redemption	We may redeem the 7.50% 2027 Notes and 7.25% 2027 Notes in whole or in part on or after May 31, 2020 and December 31, 2020, respectively, at our option, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption.

We may redeem the 7.375% 2023 Notes in whole or in part at our option (i) on or after May 31, 2020 and prior to May 31, 2021, at a price equal to $25.75 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after May 31, 2021 and prior to May 31, 2022, at a price equal to $25.375 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after May 31, 2022 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding the date of redemption.

We may redeem the 6.875% 2023 Notes in whole or in part at our option (i) on or after September 30, 2020 and prior to September 30, 2021, at a price equal to $25.50 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after September 30, 2021 and prior to September 30, 2022, at a price equal to $25.25 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after September 30, 2022 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding the date of redemption.

We may redeem the 2024 Notes for cash in whole or in part at any time at our option (i) on or after May 31, 2021 and prior to May 31, 2022, at a price equal to $25.50 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after May 31, 2022 and prior to May 31, 2023, at a price equal to $25.25 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after May 31, 2023 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption.

We may redeem the 2025 Notes for cash in whole or in part at any time at our option (i) on or after February 28, 2021 and prior to February 28, 2022, at a price equal to $25.75 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after February 28, 2022 and prior to February 28, 2023, at a price equal to $25.50 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, (iii) on or after February 28, 2023 and prior to February 29, 2024, at a price equal to $25.25 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iv) on or after February 29, 2024 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption.

We may redeem the 2026 Notes for cash in whole or in part at any time at our option (i) on or after September 30, 2022 and prior to September 30, 2023, at a price equal to $25.50 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after September 30, 2023 and prior to September 30, 2024, at a price equal to $25.25 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after September 30, 2024 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption.

Sinking Fund	The Notes will not be subject to any sinking fund (i.e., no amounts will be set aside by us to ensure repayment of the Notes at maturity).

Events of Default	Events of default generally will include failure to pay principal, failure to pay interest, failure to observe or perform any other covenant or warranty in the Notes or in the indentures, and certain events of bankruptcy, insolvency or reorganization.

Certain Covenants	The indentures that govern the Notes contains certain covenants, including, but not limited to, restrictions on our ability to merge or consolidate with or into any other entity.

No Financial Covenants	The indentures relating to the Notes do not contain financial covenants.

Modification or Waiver	The holders of not less than a majority of the outstanding principal amount of the 7.375% 2023 Notes, 6.875% 2023 Notes, the 2024 Notes, the 2025 Notes, the 2026 Notes, the 7.25% 2027 Notes and the 7.50% 2027 Notes, may on behalf of the holders of all the Notes waive any past default with respect to such Notes, other than (i) a default in the payment of principal or interest on such series of Notes, when such payments are due and payable (other than by acceleration), or (ii) in respect of a covenant that cannot be modified or amended without the consent of each holder of such series of Notes.

Certain changes to the Notes require the specific approval of each holder of the Notes, including changing the stated maturity, reducing the principal amount or rate of interest, changing the place of payment, impairing the right to institute suit for the enforcement of any payment, reducing the percentage in principal amount of holders of the Notes whose consent is needed to modify or amend the indentures and reducing the percentage in principal amount of holders of the Notes whose consent is needed to waive compliance with certain provisions of the indentures or to waive certain defaults.

Additional Notes	We may create and issue additional notes ranking equally and ratably with the 7.375% 2023 Notes, 6.875% 2023 Notes, 2024 Notes, 2025 Notes, 2026 Notes, 7.50% 2027 Notes and 7.25% 2027 Notes, in all respects, so that such additional notes will constitute and form a single series with the 7.375% 2023 Notes, 6.875% 2023 Notes, 2024 Notes, 2025 Notes, 2026 Notes, 7.50% 2027 Notes and 7.25% 2027 Notes, as applicable, and will have the same terms as to status, redemption or otherwise (except the price to public, the issue date and, if applicable, the initial interest payment date) as such Notes. We will not issue any such additional notes unless such issuance would constitute a “qualified reopening” for U.S. federal income tax purposes.

Listing	The 7.375% 2023 Notes, 6.875% 2023 Notes, 2024 Notes, 2025 Notes, 2026 Notes, 7.50% 2027 Notes, and 7.25% 2027 Notes are quoted on NASDAQ under the symbols “RILYH,” “RILYI,” “RILYO,” “RILYM,” “RILYN,” “RILYZ” and “RILYG,” respectively.

Form and Denomination	The Notes are issued in book-entry form in minimum denominations of $25 and integral multiples in excess thereof. The Notes will be represented by a permanent global certificate deposited with the trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the Notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Trustee	U.S. Bank National Association under the 2016 Indenture relating to the 7.375% 2023 Notes, 6.875% 2023 Notes, 7.50% 2027 Notes and 7.25% 2027 Notes.

The Bank of New York Mellon Trust Company, N.A. under the 2019 Indenture relating to the 2024 Notes, 2025 Notes and 2026 Notes.